Scotiabank

THE BANK OF NOVA SCOTIA

Executive Offices, Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Bank of Nova Scotia

March 5, 2002

02015964

The Securities & Exchange Commission
Chief, Office of International
Corporate Finance
45-50th Street North West
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

02 MAR 19 AM 8:25

SUPPL

Dear Sirs:

File #82 - 132

We enclose a copy of the Quarterly Report of The Bank of Nova Scotia for the period ended January 31, 2002.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours very truly,

Kevin Carkner
Senior Manager

Enclosure

dlw 3/22

U:\A\EJR\01-02QUARTERLY-LTRS.WPD

First Quarter 2002

REPORT TO SHAREHOLDERS

Scotiabank

Scotiabank reports first quarter earnings

Scotiabank reported first quarter net income of $52 million. This included charges of $540 million (after tax)[(1)], stemming from the economic and political crisis in Argentina.

Excluding these charges, all business lines contributed to strong underlying earnings of $592 million. Domestic Banking, capital markets and our Caribbean operations achieved particularly good results.

First Quarter Highlights

- Earnings per share (diluted) for the first quarter were $0.05, or $1.10 excluding the charges related to Argentina, compared to $0.95 in the same quarter last year.
- Return on equity for the quarter was 0.8%, or 17.3% excluding the Argentine charges, compared with 17.0% one year ago.
- The specific provision for credit losses was $850 million, or $350 million excluding the additional provisions related to Argentina, compared to $400 million last year.
- The productivity ratio was 56.7%, compared to 51.7% in the same quarter last year.
- Capital ratios remained extremely strong during the quarter – notwithstanding the charges related to Argentina. The Tier 1 capital ratio of 9.2% as at January 31, 2002, remained the highest of the major Canadian banks.
- Quarterly dividends were increased by 3 cents to 37 cents per common share.

Vancouver, March 5, 2002 – Scotiabank today announced results for the first quarter of 2002, reporting net income of $52 million, and earnings per share (diluted) of $0.05. This included charges of $540 million (after tax) related to Argentina. Excluding these charges, net income was $592 million, with earnings per share of $1.10. This compares to net income of $510 million and earnings per share of $0.95 in the same quarter in 2001.

"Given the extraordinary political and economic upheaval in Argentina, the Bank has carefully reviewed its exposures and taken significant additional charges of $540 million this quarter. The entire Argentine economy, including the financial sector, has been negatively impacted," said Peter C. Godsoe, Chairman and CEO.

"Our senior management and more than 1,700 employees continue to operate Scotiabank Quilmes under very difficult circumstances, and they are doing an outstanding job. We continue to work closely with the Argentine authorities and have received excellent support from the Canadian government. However, there is still a great deal of uncertainty concerning the implementation of a comprehensive recovery plan for the Argentine economy, including the financial sector.

"Earnings momentum remained strong across almost all other businesses – domestic banking including wealth management, capital markets and other areas of our international operations. We saw broad-based revenue gains of 14% over last year, and expenses remained well controlled."

(1) Refer to details of charges related to Argentina on page 15.

Live audio Internet broadcast of the Bank's analysts' conference call. See page 16 for details.

Financial Highlights

(Unaudited)	January 31 2002 As reported	January 31 2002 Excluding charges for Argentina[1]	October 31 2001[1]	January 31 2001
			As at and for the three months ended	
Operating results ($ millions)				
Net interest income (TEB)[2]	**1,796**	**1,796**	1,739	1,423
Total revenue (TEB)[2]	**2,665**	**2,772**	2,728	2,437
Provision for credit losses	**850**	**350**	350	400
Non-interest expenses	**1,512**	**1,512**	1,490	1,260
Net income	**52**	**592**	566	510
Operating measures (%)				
Return on equity	**0.8**	**17.3**	17.0	17.0
Productivity ratio	**56.7**	–	54.6	51.7
Balance sheet information ($ millions)				
Loans and acceptances	**187,666**	–	184,733	185,422
Total assets	**294,508**	–	284,425	272,764
Deposits	**194,472**	–	186,195	181,837
Common shareholders' equity	**12,593**	–	12,833	11,460
Assets under administration ($ billions)	**147**	–	142	152
Assets under management ($ billions)	**21**	–	19	19
Balance sheet measures				
Tier 1 capital ($ millions)	**15,129**	–	15,294	13,908
Total capital ($ millions)	**20,802**	–	21,340	19,558
Risk-adjusted assets ($ millions)	**164,194**	–	164,755	161,227
Tier 1 capital ratio (%)	**9.2**	–	9.3	8.6
Total capital ratio (%)	**12.7**	–	13.0	12.1
Specific provision for credit losses as a % of average loans and acceptances	**1.77**	**0.73**	0.75	0.91
Common share information				
Per share ($)				
Basic earnings	**0.05**	**1.12**	1.08	0.97
Diluted earnings	**0.05**	**1.10**	1.05	0.95
Dividends	**0.34**	–	0.34	0.28
Book value	**25.00**	–	25.47	22.94
Share price ($)				
High	**50.74**	–	50.50	45.95
Low	**44.05**	–	42.50	37.70
Close	**48.59**	–	43.85	45.45
Shares outstanding (thousands)				
Average – Basic	**504,306**	–	503,043	498,421
Average – Diluted	**513,221**	–	511,863	506,845
End of period	**503,701**	–	503,795	499,497
Market capitalization ($ billions)	**24.5**	–	22.1	22.7
Valuation measures				
Dividend yield (%)	**2.9**	–	2.9	2.7
Market value to book value multiple	**1.9**	–	1.7	2.0
Price to earnings multiple (trailing four quarters)	**15.2**	**11.4**	10.6	11.8

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, on page 15.

(2) Tax-equivalent basis.

Review of Operating Performance

Revenues

Total revenue (on a tax-equivalent basis) grew by 9% over last year to $2,665 million. Excluding the charges related to Argentina, revenue growth was 14%, driven by the inclusion of Grupo Financiero Scotiabank Inverlat (Inverlat), growth in net interest income across most businesses and higher investment banking revenues.

Net interest income

Net interest income (on a tax-equivalent basis) rose by a substantial $373 million to $1,796 million, a year-over-year increase of 26%, and up a solid 3% over last quarter.

The year-over-year increase was due to Inverlat, higher U.S. dollar funding profits, and good volume growth in retail lending in Canada, particularly mortgages and ScotiaLine VISA, and in the Caribbean.

This was partially offset by a decline in corporate loans, as we continue to focus on improving returns, especially in the U.S. As well, there was a small compression in the overall Canadian margin.

Quarter over quarter, net interest income was up slightly due to volume growth, partly offset by a narrower margin.

The Bank's overall net interest margin was 2.41%, up from 2.23% in the first quarter of 2001.

Other income

Other income was $869 million, a decline of 14% from last year ($976 million excluding the Argentine charges, down 4%). Contributing to this were lower investment securities gains, a decline in securitization revenues and the gain on sale of branches last year.

Deposit, payment and card services revenue was up 27% due to Inverlat and broad-based increases in other categories. As well, investment banking revenues grew by nearly 10%, with strong underwriting and derivatives income.

Investment, brokerage and trust revenues rose 4%, with higher mutual fund fees reflecting the inclusion of Inverlat and market share gains in Canada. This was partially offset by lower retail brokerage commissions.

A charge of $87 million was recorded this quarter in miscellaneous other income, resulting from the "pesofication" of the balance sheet of Scotiabank Quilmes in Argentina (refer to page 15 for details).

Expenses

Operating expenses were $1,512 million in the first quarter, up $252 million from the same quarter a year ago. Salaries and staff benefits were up $142 million or 19%, due to Inverlat and higher performance and stock-based compensation. We continue to carefully manage our staffing levels, which declined both from last year and the previous quarter.

Premises and technology costs rose $34 million, with Inverlat accounting for nearly all the increase, along with continuing investments in our delivery network. Communications and marketing and Other expenses were down slightly, excluding Inverlat.

The impact of the new accounting standard adopted on November 1, 2001, requiring the discontinuation of the amortization of goodwill, did not have a significant effect on expenses (refer to Note 1, page 13).

Our productivity ratio (non-interest expenses as a percentage of total revenues), at 56.7%, continues to lead the industry.

The Bank's effective tax rate this quarter was unusually high at 60.6%, as the majority of the Argentine charges of $540 million were not tax effected. Excluding the impact of the Argentine charges, the effective tax rate fell slightly from last quarter due to lower Canadian statutory tax rates.

Argentina

Argentina has been in a recession for several years – and, since late 2001, the country has suffered a severe economic and political crisis, and is struggling to put a comprehensive recovery plan in place. These events have had a significant negative impact on the entire economy, including the financial sector.

Numerous measures were imposed by the government in early 2002, including new rules for the financial system, such as the mandated conversion of U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market exchange rates. Many of these measures continue to evolve.

As a result of these events, charges of $540 million (after tax) were recorded this quarter, a combination of additional provisions for credit losses and charges to other income (refer to page 15 for details). Nevertheless, considerable uncertainty still exists and we continue to closely monitor the situation.

Credit quality

Specific provisions for credit losses were $850 million this quarter. These provisions included $500 million in relation to Argentine risk, following the extraordinary events that have taken place. Of this amount, $313 million related to

Scotiabank Quilmes' loans and $187 million was for the Bank's cross-border loans.

Excluding the Argentine charges, provisions were $350 million, down $50 million year over year and unchanged from last quarter. The largest component of this quarter's provisions (excluding Argentina) related to our U.S. portfolio, given the ongoing weak economic conditions in the U.S. The credit quality in our other portfolios remains in excellent or stable condition.

Net impaired loans (NILs) were $670 million this quarter, an increase of $411 million from last quarter, almost entirely due to Argentina. Excluding NILs related to Argentina, remaining NILs were $195 million, a modest growth of $41 million from the fourth quarter.

Balance sheet

Total assets as at January 31, 2002, were $295 billion, up $22 billion or 8% over last year, and an increase of 4% from year end. Year-over-year growth included $5 billion in domestic personal lending, mainly mortgages and ScotiaLine VISA; $14 billion from securities; and the impact of changes in foreign exchange rates. This growth was partially offset by lower levels of commercial and corporate loans, due to loan sales and more selective lending in the U.S. and Canada.

The surplus of market value over book value in the Bank's investment securities portfolio was $732 million as at January 31, 2002.

The increase in liabilities included growth of $10 billion in business and government deposits, mostly from term deposits and domestic current accounts.

Capital

The Bank's capital base remained very strong, notwithstanding the charges related to Argentina, as we continued to generate a substantial amount of capital through solid growth in earnings from other businesses.

The Tier 1 capital ratio was 9.2%, a decline of only ten basis points from year end, but up substantially from 8.6% a year ago. The Bank's total capital ratio was 12.7% versus 12.1% last year. At these levels, our capital ratios remained among the highest of the major Canadian banks.

Dividend

The Board of Directors, at its meeting on March 4, 2002, approved an increase in the quarterly dividend of 3 cents to 37 cents per common share, payable on April 26, 2002, to shareholders of record as of April 2, 2002. This continued our consistent annual dividend growth for more than a decade.

Outlook

The economic setback that began last year in the Bank's major markets continued through the first quarter. World trade flows have decelerated sharply and profit compression and rising excess capacity have undercut business confidence.

This global slowdown, led by the United States, should soon bottom out with a revival of business activity starting in the summer. The U.S. is expected to drive the economic recovery, with Canada and Mexico – the two countries most dependent on American markets – close behind. Europe, Asia and Latin America should lag somewhat, with a more durable and balanced global expansion emerging in 2003. Through this period, inflation and interest rates are expected to stay low, although some rate increases are likely as the economy gains momentum.

With continued strong earnings across all major businesses, the Bank expects to achieve its earnings targets in 2002, excluding the impact of the charges related to Argentina.

Peter C. Godsoe
Chairman of the Board and
Chief Executive Officer

Forward-looking statements This report includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements.

Business Line Highlights

Domestic Banking

Domestic Banking, which includes wealth management, reported net income of $279 million for the quarter, up $46 million or 20% from last year. Excluding the gain on the sale of a number of Quebec branches last year, earnings rose by 32%.

Net interest income increased by $101 million, from a wider retail margin, as well as significant asset growth in both revolving lending and mortgage products, such as our new Save Now, Save Later mortgage.

Excluding the gain on sale of the Quebec branches, other income rose by 4%, with higher revenues in RoyNat and wealth management. While mutual fund volumes grew substantially year over year, revenues rose more modestly, reflecting customers' preference for money market funds that earn lower fees. Quarter over quarter, other income fell by $40 million, due to the $65 million gain from the sale of the Bank's corporate trust business last quarter.

Credit quality remained strong in both the retail and commercial portfolios.

Operating expenses continued to be well controlled, rising only 2.5% year over year, as we continue to realize efficiencies from the realignment of branch operations.

Highlights for the quarter included:

- We introduced the Money Master High Interest Savings Account, the first "virtual" savings account available from a major Canadian bank.
- The Business Development Bank joined our group of partners (Business Custom Capital – a division of Wells Fargo and National Leasing Group) for the ScotiaOne Loan Source *for business*.
- For the RSP season, we launched the largest and most sophisticated direct marketing campaign in Scotiabank's history, contacting more than 900,000 customers. In the past year, Scotiabank's direct marketing programs have won four national and one international direct marketing awards.
- In February, as part of our wealth management growth strategy, we expanded our retail brokerage business with the purchase of Charles Schwab Canada, one of Canada's leading boutique brokerages.
- ScotiaMcLeod's new sales force of 400 financial planners is partnering with Scotiabank sales officers to deliver total financial solutions, including banking, investments and insurance, for households with investable assets of more than $100,000.
- ScotiaMcLeod Direct Investing's online service enhancements include the ability to contribute to your RRSP, obtain access to options trading and quotes, and review research reports from Scotia Capital analysts.

Scotia Capital

Scotia Capital earned $146 million this quarter, a substantial increase of 22% from last year. Total revenues grew by 12% to $760 million. While lending volumes rose slightly in Europe, they were down in the U.S. and Canada, due to more selective lending practices. Record results were achieved in derivatives and funding, building on a strong performance in 2001. As well, underwriting fees were quite strong this quarter.

Loan loss provisions declined by $32 million from last year, but were $103 million higher than the previous quarter, reflecting ongoing weakness in credit conditions in the U.S.

Total expenses rose because of higher performance-related compensation. Other expenses experienced minimal growth from the previous quarter and last year.

Other highlights for the quarter:

- In the United States, Scotia Capital is reorganizing client coverage around key industries with a nation-wide focus, moving away from geographic coverage. In addition, capabilities are being expanded in select product areas.
- Scotia Capital acted as sole lead manager for the $1 billion Manulife Financial Capital Trust securities ("MaCS") offering, the largest Tier 1 capital offering by a Canadian life insurance company.
- As a global relationship manager for McDonald's Corporation, Scotia Capital co-managed a number of financings during the quarter. In addition, Scotiabank Inverlat made its first two franchisee loans in Mexico, and has been chosen as one of McDonald's primary franchisee banks in Mexico.

International Banking

International Banking recorded a net loss of $365 million, arising from the charges of $540 million related to Argentina. However, other areas of International Banking continued their strong performance, resulting in earnings of $175 million (before the charges for Argentina), a substantial increase from the prior year.

In Mexico, Inverlat continued to perform well, with our share of their reported earnings being $23 million this quarter versus $1 million last year, when only one month's income was consolidated. Inverlat's business continued to grow, including significant increases in retail and commercial loans and personal deposits.

The Caribbean and Central American region continued its excellent performance, as earnings grew 10% year over year. As well, our Asian operations continued their steady performance.

Highlights for the quarter included:

- In January, we concluded the purchase of the Citibank VISA portfolio in the Bahamas, including the rights to the American Airlines AAdvantage™ loyalty program. This positions Scotiabank as the leading issuer of credit cards in the Bahamas.
- We added 23 new ATMs to the Caribbean and Central American network, bringing the total installed to 389, including affiliates.
- To reinforce the Bank's position as a dominant player and enhance our revenue growth throughout the Caribbean and Central America, we continued to roll out **sdp** – a major new sales and service improvement program – across 103 branches in 13 countries.
- In November, Banco Sud Americano in Chile was rebranded as Scotiabank Sud Americano, following an intensive re-engineering effort to bring service levels, risk management and process controls to Scotiabank standards. Independent surveys show that the new brand has improved the Bank's profile with existing and prospective clients.
- Inverlat continued its strong growth in electronic delivery channels, with Internet transactions rising 300% year over year. Inverlat's industry-leading functionality in wireless banking includes balance inquiries, funds transfer and credit card payments.

Other

Other segments reported a loss of $8 million for the quarter, compared to a profit of $42 million last year, mainly from lower gains on investment securities.

Other Initiatives

Electronic commerce

Online banking and brokerage continues to gain in popularity. The number of active online users nearly doubled over last year, and growth in transaction volumes was even higher. Enhancements to our online services this quarter included:

- The launch of Can Act, which allows small business customers to pay and file their federal and provincial business taxes.
- New web sites for Scotia Private Client Group and Scotia Insurance.

Scotiabank also continued to upgrade its wireless service offering. Brokerage customers can now execute trades and check the status of pending trades through the wireless channel. Real-time stock quotes continue to be a popular feature, averaging 11 quotes per sign-on.

Employees

To achieve our business goals, Scotiabank needs a committed, knowledgeable and well-equipped workforce. Our aim is to provide a workplace experience that employees value.

Learning and development opportunities are key to our approach. This quarter, Scotiabank received the Excellence in Practice Award from the American Society for Training and Development for our Forms-Free Teller system training. This innovative paperless banking system was introduced to our domestic branches across Canada in 1999.

Building on our efforts to deliver HR services online, we gave employees direct access to their personal records via our HR Passport Intranet site.

Community involvement

Scotiabank and its employees play an important role in communities across Canada and around the world through sponsorships, donations and personal involvement. Some of the more significant recent activities are outlined below.

During the quarter, Scotiabank announced donations of $750,000 each to Queen's University in Kingston, Ont., and to McMaster University in Hamilton, Ont. At Queen's, the money will support the Scotiabank Global Business Initiative and help establish the Scotiabank Graduate Fellowships in Mathematics and Statistics. At McMaster, 12 undergraduate medical scholarships will be established.

The Scotiabank Group is a leading sponsor of Take our Kids to Work Day. Across Canada, more than 1,000 Grade 9 students visited Scotiabank branches and offices on November 7. In Jamaica, some 140 high school students participated in this annual event, with all 42 local branches taking part.

New York City's Christmas tree at Bowling Green was decorated with 429 silver angels, made from silver recovered from ScotiaMocatta's vault beneath the World Trade Center, and donated by the Bank. Each angel represents one of the firefighters, police officers and emergency workers who lost their lives on September 11. The ornaments were later presented to the victims' families.

In Toronto, Scotiabank and its employees presented the United Way with a $3.1 million donation – $2.2 million raised by employees and a corporate gift of $880,000 – the most successful campaign ever.

Scotiabank annual report award

Scotiabank's 2000 annual report received top national honours at the 2001 Canadian Institute of Chartered Accountants and *National Post* Annual Report Awards. The Bank received the Overall Award of Excellence, as well as the Gold Award for Financial Institutions.

Business Line Highlights

Domestic Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended January 31 2002	October 31 2001	January 31 2001
Net interest income	**$ 857**	$ 836	$ 756
Provision for credit losses	**(70)**	(59)	(70)
Other income	**391**	431	401
Non-interest expenses	**(746)**	(759)	(728)
Provision for income taxes	**(153)**	(157)	(126)
Net income	**$ 279**	$ 292	$ 233
Average assets *($ billions)*	**$ 90**	$ 91	$ 89
Return on equity	**32.9%**	–	–

Scotia Capital

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended January 31 2002	October 31 2001	January 31 2001
Net interest income	**$ 437**	$ 440	$ 373
Provision for credit losses	**(260)**	(157)	(292)
Other income	**323**	260	304
Non-interest expenses	**(263)**	(263)	(221)
Provision for income taxes	**(91)**	(104)	(44)
Net income	**$ 146**	$ 176	$ 120
Average assets *($ billions)*	**$ 120**	$ 114	$ 113
Return on equity	**10.6%**	–	–

International Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended January 31 2002	October 31 2001	January 31 2001
Net interest income	**$ 594**	$ 565	$ 368
Provision for credit losses	**(525)**	(136)	(50)
Other income	**93**	178	136
Non-interest expenses	**(510)**	(471)	(283)
Provision for income taxes	**17**	(13)	(42)
Non-controlling interest in net income of subsidiaries	**(34)**	(30)	(14)
Net income	**$ (365)[1]**	$ 93[2]	$ 115
Average assets *($ billions)*	**$ 60**	$ 55	$ 33
Return on equity	**(47.0)%[1]**	–	–

(1) Excluding charges of $540 (after tax) related to Argentina, earnings were $175, and return on equity was 21.4%.
(2) Excluding charges of $56 (after tax) related to Argentina, earnings were $149. Charges related to Argentina totalled $62 (after tax) for the year ended October 31, 2001 (refer to page 15).

Other(1)

(Unaudited) ($ millions)	**January 31 2002**	October 31 2001	January 31 2001
	For the three months ended		
Net interest income(2)	**$ (154)**	$ (172)	$ (128)
Provision for credit losses	**5**	2	12
Other income	**62**	120	173
Non-interest expenses	**7**	3	(28)
Provision for income taxes(2)	**81**	62	23
Non-controlling interest in net income of subsidiaries	**(9)**	(10)	(10)
Net income	**$ (8)**	$ 5	$ 42
Average assets *($ billions)*	**$ 26**	$ 20	$ 19

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2002 ($62), October 31, 2001 ($70), and January 31, 2001 ($54).

Total

(Unaudited) ($ millions)	**January 31 2002**	October 31 2001	January 31 2001
	For the three months ended		
Net interest income	**$ 1,734**	$ 1,669	$ 1,369
Provision for credit losses	**(850)**	(350)	(400)
Other income	**869**	989	1,014
Non-interest expenses	**(1,512)**	(1,490)	(1,260)
Provision for income taxes	**(146)**	(212)	(189)
Non-controlling interest in net income of subsidiaries	**(43)**	(40)	(24)
Net income	**$ 52**	$ 566	$ 510
Average assets *($ billions)*	**$ 296**	$ 280	$ 254
Return on equity	**0.8%**	–	–

Geographic Highlights

(Unaudited)	**January 31 2002**	October 31 2001	January 31 2001
	For the three months ended		
Net income *($ millions)*			
Canada	**$ 435**	$ 411	$ 368
United States	**(53)**	44	10
Other international	**(294)**	145	162
Corporate adjustments	**(36)**	(34)	(30)
	$ 52	$ 566	$ 510
Average assets *($ billions)*			
Canada	**$ 161**	$ 158	$ 149
United States	**44**	40	44
Other international	**84**	79	57
Corporate adjustments	**7**	3	4
	$ 296	$ 280	$ 254

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) ($ millions except per share amounts)	For the three months ended **January 31 2002**	October 31 2001	January 31 2001
Interest income			
Loans	**$ 2,765**	$ 3,094	$ 3,327
Securities	**795**	765	625
Deposits with banks	**162**	177	246
	3,722	4,036	4,198
Interest expense			
Deposits	**1,530**	1,807	2,243
Subordinated debentures	**52**	66	86
Other	**406**	494	500
	1,988	2,367	2,829
Net interest income	**1,734**	1,669	1,369
Provision for credit losses	**850**	350	400
Net interest income after provision for credit losses	**884**	1,319	969
Other income			
Deposit, payment and card services	**215**	217	170
Investment, brokerage and trust services	**160**	157	154
Credit fees	**166**	164	171
Investment banking	**290**	215	264
Net gain (loss) on investment securities	**(12)**	28	73
Securitization revenues	**37**	40	82
Other	**13**	168	100
	869	989	1,014
Net interest and other income	**1,753**	2,308	1,983
Non-interest expenses			
Salaries and staff benefits	**874**	832	732
Premises and technology	**295**	279	261
Communications and marketing	**123**	144	100
Other	**220**	235	167
	1,512	1,490	1,260
Income before the undernoted	**241**	818	723
Provision for income taxes	**146**	212	189
Non-controlling interest in net income of subsidiaries	**43**	40	24
Net income	**$ 52**	$ 566	$ 510
Preferred dividends paid	**27**	27	27
Net income available to common shareholders	**$ 25**	$ 539	$ 483
Average number of common shares outstanding (thousands)			
Basic	**504,306**	503,043	498,421
Diluted	**513,221**	511,863	506,845
Net income per common share			
Basic	**$ 0.05**	$ 1.08	$ 0.97
Diluted	**$ 0.05**	$ 1.05	$ 0.95

Consolidated Balance Sheet

(Unaudited) ($ millions)	As at January 31 2002	October 31* 2001	January 31 2001
Assets			
Cash resources			
Cash and non-interest-bearing deposits with banks	**$ 1,480**	$ 1,535	$ 1,290
Interest-bearing deposits with banks	**18,323**	16,897	19,380
Precious metals	**1,741**	1,728	1,109
	21,544	20,160	21,779
Securities			
Investment	**27,111**	25,450	20,442
Trading	**33,757**	27,834	26,080
	60,868	53,284	46,522
Loans			
Residential mortgages	**53,591**	52,592	50,278
Personal and credit cards	**20,547**	20,116	18,164
Business and governments	**78,446**	79,461	82,273
Assets purchased under resale agreements	**31,329**	27,499	28,545
	183,913	179,668	179,260
Allowance for credit losses	**4,925**	4,236	3,935
	178,988	175,432	175,325
Other			
Customers' liability under acceptances	**8,678**	9,301	10,097
Land, buildings and equipment, net	**2,253**	2,325	1,944
Trading derivatives' market valuation	**12,970**	15,886	8,826
Goodwill	**340**	400	316
Other intangibles	**327**	334	336
Other assets	**8,540**	7,303	7,619
	33,108	35,549	29,138
	$ 294,508	$ 284,425	$ 272,764
Liabilities and Shareholders' Equity			
Deposits			
Personal	**$ 76,008**	$ 75,573	$ 73,246
Business and governments	**90,479**	80,810	79,991
Banks	**27,985**	29,812	28,600
	194,472	186,195	181,837
Other			
Acceptances	**8,678**	9,301	10,097
Obligations related to assets sold under repurchase agreements	**34,754**	30,627	30,596
Obligations related to securities sold short	**7,527**	6,442	5,697
Trading derivatives' market valuation	**12,991**	15,453	10,193
Other liabilities	**15,625**	15,369	14,803
Non-controlling interest in subsidiaries	**1,101**	1,086	989
	80,676	78,278	72,375
Subordinated debentures	**4,992**	5,344	5,317
Shareholders' Equity			
Preferred shares	**1,775**	1,775	1,775
Common shares	**2,943**	2,920	2,803
Retained earnings	**9,650**	9,913	8,657
	14,368	14,608	13,235
	$ 294,508	$ 284,425	$ 272,764

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the three months ended January 31 2002	January 31 2001
Preferred shares		
Bank	**$ 1,525**	$ 1,525
Scotia Mortgage Investment Corporation	**250**	250
Total preferred shares	**1,775**	1,775
Common shares		
Balance at beginning of period	**2,920**	2,765
Issued	**30**	38
Repurchased for cancellation	**(7)**	–
Balance at end of period	**2,943**	2,803
Retained earnings		
Balance at beginning of period	**9,913**	8,435
Cumulative effect of adoption of new accounting standards	**(76)**[(1)]	(39)
	9,837	8,396
Net income	**52**	510
Dividends: Preferred	**(27)**	(27)
Common	**(172)**	(140)
Net unrealized foreign exchange gains and losses, and other	**11**	(82)
Premium over book value on common shares repurchased for cancellation	**(51)**	–
Balance at end of period	**9,650**	8,657
Shareholders' equity at end of period	**$ 14,368**	$ 13,235

(1) Refer to Note 1, page 13.

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows *(Unaudited) ($ millions)*	For the three months ended January 31 2002	January 31 2001
Cash flows from operating activities		
Net income	**$ 52**	$ 510
Adjustments to net income to determine net cash flows	**934**	490
Trading securities	**(5,852)**	(1,469)
Trading derivatives' market valuation, net	**455**	893
Other, net	**(1,621)**	(659)
	(6,032)	(235)
Cash flows from financing activities		
Deposits	**9,195**	1,420
Obligations related to assets sold under repurchase agreements	**4,055**	498
Obligations related to securities sold short	**1,085**	1,408
Subordinated debenture repayments	**(350)**	–
Capital stock issued	**30**	–
Common shares repurchased for cancellation	**(58)**	–
Cash dividends paid	**(199)**	(154)
Other, net	**377**	(732)
	14,135	2,440
Cash flows from investing activities		
Interest-bearing deposits with banks	**(1,641)**	(1,506)
Investment securities	**(1,452)**	(875)
Loans, excluding securitizations	**(5,631)**	361
Loan securitizations	**201**	8
Land, buildings and equipment, net of disposals	**12**	(72)
Other, net(1)	**(19)**	(29)
	(8,530)	(2,113)
Effect of exchange rate changes on cash and cash equivalents	**(21)**	(11)
Net change in cash and cash equivalents	**(448)**	81
Cash and cash equivalents at beginning of period	**961**	734
Cash and cash equivalents at end of period	**$ 513**	$ 815
Represented by:		
Cash and non-interest-bearing deposits with banks	**$ 1,480**	$ 1,290
Cheques and other items in transit, net liability	**(967)**	(475)
Cash and cash equivalents at end of period	**$ 513**	$ 815
Cash disbursements for:		
Interest	**$ 2,202**	$ 2,671
Income taxes	**192**	290

(1) For the three months ended January 31, 2002, includes: investment in subsidiaries of $19 (January 31, 2001 – $112), less cash and cash equivalents at the date of acquisition of nil (January 31, 2001 – $83).

Notes to the Interim Consolidated Financial Statements *(Unaudited)*:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out in the 2001 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

1. Goodwill and other intangibles

Effective November 1, 2001, the Bank adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants without restatement of prior periods.

Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Intangible assets, other than goodwill, which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

The Bank is required to complete its initial goodwill impairment review under this new methodology within six months of adoption and to record impairment, if any, by the end of the fiscal year. Any loss resulting from the transitional impairment tests must be recognized as a charge to opening retained earnings. Impairment arising subsequent to the transitional impairment tests, as at November 1, 2001, will be recognized in income.

During the first quarter, the Bank completed its transitional goodwill impairment test relating to Scotiabank Quilmes and has determined that unamortized goodwill of $76 million as at November 1, 2001 was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

The Bank is continuing to complete the transitional goodwill impairment tests for its other reporting units.

The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

Amortization of goodwill for the three months ended October 31, 2001, was $9 million and, for the three months ended January 31, 2001, was $5 million. Had goodwill not been amortized, this would have resulted in an increase in net income to $575 million for the three months ended October 31, 2001, and to $515 million for the three months ended January 31, 2001. Accordingly, this would have resulted in an increase to both basic and diluted earnings per share of $0.02 and $0.01 respectively.

2. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital. Results for these operating segments are presented on pages 7 and 8.

3. Significant capital transactions

During the quarter, the Bank announced its intention to conduct a normal course issuer bid to purchase up to 10,000,000 Bank of Nova Scotia common shares, from January 21, 2002. This represents approximately two per cent of the outstanding shares on December 31, 2001. The bid will terminate on January 20, 2003,

or earlier date if the Bank completes its purchases. As at January 31, 2002, 1,200,000 common shares had been repurchased at an average price of $48.63.

During the quarter, the Bank redeemed $350 million of subordinated debentures (maturity of December 2006, with a net rate of 6%).

4. Argentina

During the first quarter of 2002, the Bank recorded charges of $540 million (after tax) related to Argentina. These arose from the significant political and economic upheaval in Argentina and consideration of their impact on the Bank's Argentine exposures. The financial regulations and their implementation continue to change. As such, these charges, detailed on page 15, represent management's best estimate of the probable losses based upon information available to date.

Share Capital

(thousands of shares)	**January 31, 2002**
Preferred shares outstanding:	
Series 6	12,000
Series 7	8,000
Series 8	9,000
Series 9	10,000
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250
Series 2000-1 trust securities issued by BNS Capital Trust	500[1]
Common shares outstanding	503,701
Outstanding options granted under the Stock Option Plan to purchase common shares	29,719

(1) Reported in non-controlling interest in the Consolidated Balance Sheet.

Further details are available in Notes 12 and 13 of the October 31, 2001, consolidated financial statements presented in the 2001 Annual Report.

Argentina

Summary of charges

Information on the charges recorded against the Bank's operations in Scotiabank Quilmes and against cross-border risk assets are provided in the following table:

(Unaudited) ($ millions)	For the three months ended January 31 2002	For the year ended October 31 2001	Total
Provision for credit losses	$ 500[1]	$ 50	$ 550
Other income:			
Loss on securities	20	40	60
Other	87[2]	10	97
	607	**100**	**707**
Provision for income taxes	(67)	(38)	(105)
Total	**$ 540**	**$ 62**	**$ 602**

(1) Includes $313 for Scotiabank Quilmes and $187 related to the Bank's cross-border loans.

(2) This charge occurred from pesofication, which refers to the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government.

Scotiabank's results for Q1, 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank's exposures related to Argentina. Management believes that analysis of the Bank's performance is enhanced by the exclusion of these charges in Q1, 2002 because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

Cross-border exposures

The cross-border exposures to Argentina as at January 31, 2002, are as follows:

(Unaudited) ($ millions)	
Balances before charges noted above:	
Brady bonds	$ 140
Trade/Interbank	125
Corporate/Other	487
Scotiabank Quilmes – carrying value	308
	1,060
Total charges	**707**
Net cross-border exposure	**$ 353**

Scotiabank Quilmes

Other information about the Bank's wholly owned Argentine subsidiary as at January 31, 2002, is provided below:

(Unaudited) ($ billions)	
Total assets[1]	$ 2.8
Loans[1]	$ 1.8
Deposits	$ 1.9
Branches	100
Staff	1,777

(1) Net of allowance for credit losses including charges noted above.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2002

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 2	Jan. 29
April 2	April 26
July 2	July 29
Oct. 1	Oct. 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our web site:
http://www.scotiabank.com

Web broadcast

A live audio webcast of the Bank's analyst conference call will begin at 12:30 p.m. PST/3:30 p.m. EST on March 5, 2002. As well, media and retail investors will be able to join the conference call by telephone on a listen-only basis by dialing 1-888-571-5411 between 5 and 15 minutes in advance. A replay of the conference call will be available from March 5 to 19 by calling (416) 640-1917 and entering the identification code 172147#.

The webcast will include both audio and slide presentations by Bank executives, and a subsequent question and answer period. For downloading instructions, please click on the Investor Relations area of the Scotiabank web site at www.scotiabank.com. An archived audio webcast will be available on the Investor Relations page for three months.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank™